EXHIBIT 12

AVISTA CORPORATION

Computation of Ratio of Earnings to Fixed Charges

Consolidated

(Thousands of Dollars)

	Nine months ended September 30,	Years Ended December 31
	2012	2011	2010	2009	2008	2007
Fixed charges, as defined:
Interest charges	$54,990	$69,591	$72,010	$61,361	$74,914	$80,095
Amortization of debt expense and premium - net	2,876	4,617	4,414	5,673	4,673	6,345
Interest portion of rentals	1,709	2,154	2,027	1,874	1,601	1,612

Total fixed charges	$59,575	$76,362	$78,451	$68,908	$81,188	$88,052

Earnings, as defined:
Pre-tax income from continuing operations	$95,813	$160,171	$146,105	$134,971	$120,382	$63,061
Add (deduct):
Capitalized interest	(1,765)	(2,942)	(298)	(545)	(4,612)	(3,864)
Total fixed charges above	59,575	76,362	78,451	68,908	81,188	88,052

Total earnings	$153,623	$233,591	$224,258	$203,334	$196,958	$147,249

Ratio of earnings to fixed charges	2.58	3.06	2.86	2.95	2.43	1.67